Exhibit 99.26

Loncor Resources Inc.

PRESS RELEASE

LONCOR PROVIDES SOIL GEOHEMICAL AND CHANNEL
SAMPLING RESULTS FROM ITS YINDI GOLD PROSPECT AND
PREPARES FOR CORE DRILLING

A soil anomaly of >100 ppb gold occurs over a strike of 2,400 metres and a width of 40 – 500 metres;
new channel sample results include 10.30 metres grading 4.12 g/t Au and 6.20 metres grading 4.57 g/t Au

Toronto, Canada – June 30, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to provide results for its recently completed soil and channel sampling programs at the Yindi Prospect, Ngayu Project, in Orientale Province in northeastern Democratic Republic of Congo (the “DRC”). Loncor has an option for 100 percent of the gold rights at Ngayu.

Soil sampling was completed over an area measuring 5 kilometres x 2 kilometres and centred on the old mine workings at Yindi, with samples taken at 40 metre intervals on 160 metre-spaced lines.  Results have now been received for all 1,581 soil samples and show the presence of a >100 ppb Au anomaly over a strike of 2,400 metres.  Within this anomaly, two zones of >200 ppb Au are present, as indicated in the accompanying locality plan: (a) a zone termed the Yindi Main Zone, with values of up to 2,150 ppb over a strike of 1,200 metres and a width of up to 200 metres, and (b) the La Grace Zone where values of 410 – 680 ppb Au occur over a strike of 480 metres. The soil anomalies coincide with a discrete aeromagnetic anomaly.

The locality plan referred to in this press release can be found on the Company's website at http://www.loncor.com/i/pdf/2010-06-30_NRM.pdf.

The Yindi Main Zone is underlain by units of banded iron formation (BIF) up to 15 metres in width, separated by talc-sericite schists.  These rocks strike NW-SE with steep to moderate dips to the SW, although local structural complexities are common.  Gold mineralization is associated with strike-parallel quartz veins, irregular crosscutting quartz veins and stockworks, and as disseminated mineralization in the BIF.  Channel sampling results from old pits, adits and trenches within the Yindi Main Zone include:

14.79 metres @ 5.11 g/t Au (open to the northeast and southwest) – Previously reported
19.40 metres @ 1.30 g/t Au (open to the northeast) – Previously reported
11.70 metres @ 1.49 g/t Au
8.95 metres @ 1.81 g/t Au
8.70 metres @ 1.45 g/t Au
2.20 metres @ 5.49 g/t Au
6.20 metres @ 4.57 g/t Au (open to the northeast)

The La Grace Zone comprises talc sericite schist with discrete, strike-parallel auriferous quartz veins up to 1.5 metres in width.  These veins locally contain high gold grades of over 30 g/t Au, and are currently the main focus of the artisanal mining at Yindi.

In addition, a new mineralized zone was recently sampled in an adit at Kputuka, located about 200 metres to the south-west of the Yindi Main zone, and returned an intersection of 10.30 metres @ 4.12 g/t Au from hydrothermally altered BIF.

The Company recently finalized a core drilling contract for 10,000 metres of drilling on the Ngayu Project.  It is planned that drilling will commence at the end of July 2010 with drill holes initially targeting mineralization in the Yindi Main Zone.

Commenting on these results at Yindi, Peter Cowley, President and C.E.O. of the Company, said: "The recently completed soil, trench and adit sampling programs have highlighted a significant and coincident soil and magnetic target which will be drilled tested with the arrival of two core rigs at the end of July. Other prospects at Ngayu, including Makapela, will also be investigated during this drilling campaign.”

All soil and rock samples were placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were prepared and analysed for gold by fire assay using a 50g charge. The channel samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. The soil samples were sieved to minus 2 mm and the undersized fraction pulverized down to 90% passing 75 microns. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks are being used.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified  and compiled by the Company's geological staff based in Butembo, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold and platinum exploration company with three projects in the DRC: the Ngayu, North Kivu and Bas Congo projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.